UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

SearchMedia Holdings Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G8005Y 106
(CUSIP Number)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8005Y 106

1	NAMES OF REPORTING PERSONS Linden Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,982,820

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,982,820

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,982,820

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	G8005Y 106

1	NAMES OF REPORTING PERSONS Linden Ventures II (BVI) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,982,820

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,982,820

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,982,820

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8005Y 106

1	NAMES OF REPORTING PERSONS Linden GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,982,820

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,982,820

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,982,820

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G8005Y 106

1	NAMES OF REPORTING PERSONS Siu Min Wong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,982,820

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,982,820

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,982,820

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

ITEM 1(a).	Name of Issuer:
SearchMedia Holdings Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
c/o Walkers Corporate Services Limited of Walkers House
87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands
Item 2(a). Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are: Linden Capital LP, a Bermuda limited partnership (“Linden Capital”), Linden Ventures II (BVI) Ltd., a BVI company limited by shares (“Linden Ventures II”), Linden GP LLC, a Delaware limited liability company (“Linden GP”), and Siu Min Wong (“Mr. Wong,” and collectively, the “Reporting Persons”). Linden Ventures II is wholly-owned by Linden Capital. Linden GP is the general partner of Linden Capital, and Mr. Wong is the managing member of Linden GP. Therefore, Linden Capital, Linden GP and Mr. Wong may each be deemed to beneficially own the Ordinary Shares (as defined below) owned by Linden Ventures II.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business address for Linden Ventures II is c/o Appleby, 56 Admin Drive, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands.
The principal business address for Linden Capital is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.
The principal business address for each of Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Item 2(c).	Citizenship:
Linden Ventures II is a BVI company limited by shares.
Linden Capital is a Bermuda limited partnership.
Linden GP is a Delaware limited liability company.
Mr. Wong is a citizen of China.

Item 2(d).	Title of Class of Securities
Ordinary Shares, $.0001 par value per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number: G8005Y 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

The Reporting Persons collectively beneficially own 1,268,795 Ordinary Shares and warrants to purchase 714,025 Ordinary Shares, or an aggregate of 1,982,820 Ordinary Shares.

(b)	Percent of class:

The Reporting Persons have beneficial ownership of shares constituting 9.1% of all of the outstanding Ordinary Shares.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
Not applicable.
(ii)	Shared power to vote or to direct the vote
Linden Ventures II, Linden Capital, Linden GP and Mr. Wong have shared power to vote or direct the vote of the 1,982,820 Ordinary Shares held by Linden Ventures II.
(iii)	Sole power to dispose or to direct the disposition of
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of
Linden Ventures II, Linden Capital, Linden GP and Mr. Wong have shared power to dispose or direct the disposition of the 1,982,820 Ordinary Shares held by Linden Ventures II.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 5, 2009

LINDEN CAPITAL L.P.
By:	Linden GP LLC, general partner

By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

LINDEN VENTURES II (BVI) LTD.
By:	/S/ Craig Jarvis
Craig Jarvis,
Authorized Signatory

LINDEN GP LLC
By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

/S/ Siu Min Wong
SIU MIN WONG

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of SearchMedia Holdings Limited dated November 5, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: November 5, 2009

LINDEN CAPITAL L.P.
By:	Linden GP LLC, general partner

By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

LINDEN VENTURES II (BVI) LTD.
By:	/S/ Craig Jarvis
Craig Jarvis,
Authorized Signatory

LINDEN GP LLC
By:	/S/ Siu Min Wong
Siu Min Wong,
Managing Member

/S/ Siu Min Wong
SIU MIN WONG

EXHIBIT B
IDENTIFICATION OF MEMBERS OF THE GROUP
Linden Ventures II (BVI) Ltd.
Linden Capital L.P.
Linden GP LLC
Siu Min Wong